

September 14, 2016

Via E-mail
Gloria E. Gebbia
Chief Executive Officer
Kennedy Cabot Acquisition, LLC
24100 Calabasas Road
Calabasas, CA 91302

> **Re: Siebert Financial Corp.**
> **Tender Offer Statement on Schedule TO**
> **Filed September 6, 2016 by Kennedy Cabot Acquisition, LLC**
> **File No. 005-13628**

Dear Ms. Gebbia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet, page i

1. We note disclosure in the fifth paragraph that consummation of the Majority Share Purchase is a condition to consummation of the Offer. Please reconcile this statement with statements elsewhere in the offering materials that the Majority Share Purchase will take place immediately following consummation of the Offer.

Terms of the Offer, page 3

2. We note disclosure that your reserve the right, following consummation of the Majority Share Purchase, to extend the Offer for a "subsequent offering period" in accordance with Rule 14d-11. Please reconcile this with disclosure stating that the Majority Share

Purchase will take place immediately following consummation of the Offer. Please also advise how the Majority Share Purchase will be consistent with Rule 14e-5 if it takes place prior to termination of the offer.

Termination, page 25

3. Disclosure in the first bullet point states that the Offer may be terminated prior to the consummation of the Offer under certain circumstances. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before consummation of the offer. Please revise the language accordingly.

Conditions to the Offer, page 28

4. The Offer can be subject only to conditions that are based on objective criteria and are outside the bidder's control. The final three conditions appear to be within the bidder's control. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Lawrence G. Nusbaum, Esq.
        Gusrae Kaplan Nusbaum PLLC